[HUNTSMAN CORPORATION LETTERHEAD]

September 22, 2010

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attn:	Terence O’Brien
Jay E. Ingram
Edward M. Kelly
Jenn Do

	Re:	Huntsman Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed February 19, 2010
Form 10-Q for the period ended March 31, 2010
File No. 1-32427

Ladies and Gentlemen:

We are submitting this correspondence in response to the comments provided in your letter dated September 9, 2010 with respect to the Huntsman Corporation and Huntsman International LLC (collectively, the “Company”) Annual Report on Form 10-K referenced above (the “2009 10-K”) and the Form 10-Q for the period ended March 31, 2010 referenced above (the “Q1 2010 10-Q”). For your convenience, we have repeated each of your comments below in the order presented in your letter, followed by the Company’s response.

Form 10-K for the year ended December 31, 2009

General

1.              We note your counsel has acknowledged the Tandy representations included in the last part of our comment letter. In your new response letter, please ensure that a Company representative, instead, makes these acknowledgements.

Response:

This letter is signed by a Company representative in accordance with this comment.

2.              In future earnings releases where you include Adjusted EBITDA from discontinued operations, Adjusted net income, Adjusted net income from discontinued operations, or any other non-GAAP financial measure, please disclose the reasons you believe presentation of such non-GAAP financial measures provides useful information to investors regarding your results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K and the Instructions to Item 2.02 of Form 8-K.

Response:

In future earnings releases that include non-GAAP financial measures, the Company will disclose the reasons it believes the presentation of such non-GAAP financial measures provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K and the Instructions to Item 2.02 of Form 8-K.

Form 10-Q for the period ended March 31, 2010

3.              We note your response to comment 10 in our letter dated August 12, 2010. Please confirm that all information contained in the referenced schedules and that is currently in effect, whether through operation of the original exhibit or schedule or a superseding document, is currently being made available to investors by exhibit to your publicly filed reports. To the extent that the information is not currently on file, ensure that your next Exchange Act report includes all material information that is currently omitted from Exhibit 10.1.

Response:

The Company confirms that to the extent that information contained in the referenced schedules and that is currently in effect, whether through operation of the original exhibit or schedule or a superseding document, is not being made available to investors by exhibit in the company’s publicly filed reports, the company will include all such material information in its next Form 10-Q.

The company further acknowledges that

•                  it is responsible for the adequacy and accuracy of disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please contact the undersigned or Sean H. Pettey at (801) 584-5700.

Very truly yours,

/s/ JAMES R. MOORE
Executive Vice President, General Counsel and Secretary

cc:	J. Kimo Esplin
L. Russell Healy
Randy W. Wright
Sean H. Pettey
Nathan W. Jones